

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 14, 2023

Patricia Trompeter
Chief Executive Officer
Sphere 3D Corp.
895 Don Mills Road
Building 2, Suite 900
Toronto, Ontario
Canada M3C 1W3

> **Re: Sphere 3D Corp.**
> **Registration Statement on Form S-3**
> **Filed February 9, 2023**
> **File No. 333-269663**

Dear Patricia Trompeter:

We have limited our review of your registration statement to the issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed February 9, 2023

General

1.   We note that you are incorporated in Canada with your principal executive offices located in Ontario. We also note your Board of Directors determined that as of June 30, 2022, you are no longer a foreign private issuer, and that effective January 1, 2023, you are required to comply with the reporting requirements and use the filing forms applicable to U.S. public companies under U.S. securities laws. We note that, since you are no longer a foreign private issuer, an annual report on Form 20-F cannot be incorporated by reference into a Form S-3 for purposes of meeting the registrant eligibility requirements under General Instruction I.A.3. Accordingly, please amend your registration statement, or withdraw your registration statement and refile after you have filed your first annual

report on Form 10-K . For further guidance, please refer to Securities Act Forms C&DI 115.05.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lulu Cheng at 202-551-3811 or Eric Envall at 202-551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: M. Ali Panjwani